UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual  reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑              Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information  contained in this Form is also thereby furnishing the information to the  Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of  1934]

Yes ☐          No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant  in connection with  Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK
(Registrant)

Date	April 12, 2012	By	/s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS 2012

(No. 55 /PR000/COP-A0070000/2012)

Pursuant to Article 11 and Article 13 paragraph 2, Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk, herein after abbreviated as PT TELKOM Indonesia, Tbk (further referred to as the “Company”), herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) 2012 on:

Day / Date	:	Friday, May 11, 2012
Time	:	13.00 Jakarta Time
Venue	:	The Ritz Carlton Jakarta Pacific Place, Ballroom III 4th floor, Sudirman Central Business District Jl. Jenderal Sudirman Kav.52-53, Jakarta

Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on April 25, 2012.

According to the paragraph 5, article 13 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by April 19, 2012.

Invitation for the Shareholder Meeting shall be announced on April 26, 2012.

Bandung, April 11, 2012 PT Telekomunikasi Indonesia, Tbk Board of Directors